Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Texas Roadhouse, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-121241 and 333-188683) on Form S-8 of Texas Roadhouse, Inc. of our reports dated February 22, 2019, with respect to the consolidated balance sheets of Texas Roadhouse, Inc. and subsidiaries as of December 25, 2018 and December 26, 2017, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 25, 2018, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 25, 2018, which reports appear in the December 25, 2018 annual report on Form 10‑K of Texas Roadhouse, Inc.

/s/ KPMG LLP

Louisville, Kentucky

February 22, 2019